HOGAN & HARTSON

L.L.P.


03050402

03 MAR 31 AM 7:21

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March 28, 2003

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

PROCESSED
MAY 20 2003
THOMSON FINANCIAL
SUPPL

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Relevant Fact dated March 28, 2003

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

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\\\MC - 68009/0001 - 248093 v1

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira


BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

RELEVANT FACT

In compliance with Official Circular/CVM/SEP/SNC/Nº 02/2003 and Instruction nº 381/2003 issued by the Brazilian Securities Commission (CVM), Companhia Siderúrgica Belgo-Mineira announces that it has always followed a policy of not contracting services with its external auditors that might adversely affect their objectivity or independence or result in any conflict of interests, contracting only auditors not subject to such constraints, other than for external auditing services, at the prudent discretion of the Company.

During 2002, the Company and its subsidiaries have been assisted by *PricewaterhouseCoopers Auditors Independentes* as its independent auditors for the Mendes Júnior Project (surveying and monitoring liabilities and fiscal matters), as well as the Acindar Project (financial restructuring, foreign exchange matters and fiscal issues), in addition to assisting with aspects related to internal auditing. These services were remunerated by fees of around R$ 1.3 million, corresponding to almost all the external auditing fees.

PricewaterhouseCoopers has confirmed to the Company that it feels there are no adverse effects on its independence, as the Company and its subsidiaries are responsible for all decisions that have been or should be taken, explaining that its business policy for rendering services to its clients unrelated to external audits is grounded on principles that preserve the independence of the auditor, namely: (a) the auditor should not audit his own work; (b) the auditor should not exercise managerial functions with the client; and (c) the auditor should not promote the interests of the client.

Belo Horizonte, March 28, 2003

Marcos Piana de Faria
Finance and Investor Relations Director

Companhia Siderúrgica Belgo-Mineira | Escritório Central Administrativo
Avenida Carandaí, 1115 - 17º ao 26º andares - CEP 30130-915 - Belo Horizonte - MG - Brasil
Tel. (31) 3219-1122 - Fax (31) 3273-2927
www.belgo.com.br